June 10, 2009

VIA EDGAR

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:	Stepan Company

Form 10-K for the fiscal year ended December 31, 2008

Form 10-Q for the period ended March 31, 2009

Definitive Proxy Statement on Schedule 14A filed March 19, 2009

File No. 001-11311

Dear Mr. Decker:

We have received the letter dated May 27, 2009, from the staff of the Division of Corporation Finance (the “Staff”) with respect to the above filings of Stepan Company (the “Company”) with the Securities and Exchange Commission. Our responses to your comments are set forth below. For purposes of referencing our responses, the comments from your letter have been included below prior to each response.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

Risk Factors, page 4

1.	Several of your risk factors are general and can apply to any company and industry. For instance, please refer to the risk factors entitled “Laws and regulations that apply generally or are based on the Company’s operations, may change and those changes may materially and adversely affect the Company or its business” and “If the Company is unable to retain key employees and other personnel, its operations and growth may be adversely affected.” In future filings, please ensure that you provide enough detail to make your risk factors currently relevant and material to your company.

Response – The Company will include the information the Staff has requested in future Form 10-K filings, beginning with the year ending December 31, 2009.

Selected Financial Data, page 22

2.	You currently present the weighted average number of common shares – basic but your net income per share calculations are presented on a diluted basis. Please revise your selected financial data table in future filings to present the weighted average number of common shares – diluted.

Response – The Company will include the weighted average number of common shares – diluted in its selected financial data table in future Form 10-K filings, beginning with the year ending December 31, 2009.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations: 2008 Compared with 2007, page 26

3.	As highlighted in your Selected Quarterly Financial Data on page 95, we note a significant deterioration in net sales, gross profit, and net income during your fourth quarter. While we note instances where you have highlighted this deterioration in the discussion of your results of operations, it appears that a more robust discussion of the downturn in the overall economy is necessary in future filings in order to provide readers with a full understanding of management’s views regarding the downturn in the overall economy, its impact on the company and management’s plans to address this impact. This discussion should provide detailed information regarding your customers, recent order activity, expected trends, management’s response for managing these events, potential future actions by management and any other detailed information that would help investors better understand how your operations, financial position and liquidity are being impacted by the current economic environment. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity. Please show us in your supplemental response what your revisions will look like.

Response – Beginning with Form 10-Q for the three and six month periods ending June 30, 2009, the Company will revise its future filings to include a more robust discussion of the effects of the downturn in the overall economy on Company results of operations and liquidity in the Management’s Discussion and Analysis (“MD&A”). Should facts and circumstances for future reporting periods be similar to those for the year ended December 31, 2008, the Company would add language to its MD&A similar to the following:

Add to Results of Operations Discussion

Net income for the fourth quarter of 2008 was relatively unchanged at $1.7 million, or $0.15 per diluted share, versus $1.6 million, or $0.15 per diluted share in the year ago quarter. Fourth quarter results typically fall well below the first three calendar quarters due to seasonal declines in sales volume and the relatively high fixed portion of Company manufacturing costs. Sales volume declined seven percent versus the year ago quarter. Surfactant volume declined a modest three percent. Polymer volume declined 22 percent reflecting economic and seasonal weakness in roofing construction. The continued economic weakening is primarily affecting sales of the Company’s polymer products that are used in the housing and automotive industries. Management expects volume recovery to be slow. Surfactants used in cleaning compounds have historically been more recession resistant. Volume declines in surfactants have been related to housing and oilfield applications. The Company expects lower raw material costs to offset much of the adverse impact of lower volumes in both surfactants and polymers.

Add to Outlook Discussion

The Company anticipates that falling raw material costs will buffer the effect of any weakening in volume on earnings. Cost saving initiatives to reduce discretionary spending for items such as overtime, travel, entertainment, outside consulting and temporary help have been implemented to further protect the Company from further declines in the overall economy.

Add to Liquidity and Financial Condition Discussion

The Company currently has $59.4 million of credit available under its $60.0 million revolving credit agreement, which does not require renewal until April 20, 2011. Working capital requirements are projected to decline in 2009 as a result of falling crude oil prices and its impact on raw material costs resulting in lower investment in inventories and receivables. Despite potential economic weakening, the Company anticipates improved liquidity and lower debt levels during 2009. While the current global credit shortage will restrain the economy, the Company does not believe it will adversely affect Company liquidity in 2009 due to the adequacy and quality of our credit facilities.

Liquidity and Financial Condition, page 41

4.	Please revise your future filings to provide a more robust discussion of your cash flows from operating activities. For instance, discuss why accounts receivable and inventories, net of accounts payable, consumed $35.3 million compared to only $3.8 million in 2007. Please show us in your supplemental response what the revisions will look like.

Response – Beginning with Form 10-Q for the three and six month periods ending June 30, 2009, the Company will revise its future filings to include a more robust discussion of its cash flows from operating activities. Below is what the revised discussion would look like given the facts and circumstances for the year ended December 31, 2008:

During 2008, accounts receivable and inventories, net of accounts payable, consumed $35.3 million compared to only $3.8 million during 2007, a year-to-year increase of $31.5 million. During 2008 inventories consumed $24.0 million compared to $0.7 million for 2007, driven mainly by higher raw material costs during 2008. Accounts receivable consumed $19.1 million during 2008 compared to $13.5 million for the prior year due primarily to higher current year sales. Accounts payable and accrued liabilities were a cash source of $7.8 million during 2008 compared to a source of $10.4 million in 2007.

The unprecedented 2008 increase in crude oil prices led to much higher costs for oil-derived commodity chemicals, which are used as raw materials. Raw material costs are a primary driver to the Company’s working capital, with a direct impact on inventory carrying costs as well as an indirect impact on selling prices and accounts receivable. Despite the weakening economy, the Company has not experienced any significant decline in the payment timing of its receivables and the Company has not changed its own payment practices related to its payables. It is management’s opinion that raw material costs will decrease in 2009 and are, therefore, expected to decrease as a risk factor to the Company’s cash flow.

Consolidated Financial Statements

Consolidated Income Statements, page 52

5.	Please revise your income statement in future filings to remove the subtotal within operating expenses that excludes the sale of land, sale of product line and goodwill impairment. Since these costs are also a component of operating expenses, it is not appropriate to present an operating expenses sub-total that excludes these items. Please also revise your MD&A accordingly. For example, we note on page 27 that you discuss the change in operating expenses from 2007 to 2008 excluding sale of land, sale of product line and goodwill impairment. Such a presentation is considered a non-GAAP measure. Therefore, please revise your MD&A either to remove the non-GAAP measure or to include the disclosures required by Item 10(e) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

Response – Please see the following revisions to the operating expenses section of the income statement and the related MD&A discussion presented in the Company’s Form 10-K filed for the year ended December 31, 2008. The Company will include such revisions, as necessary, in its future filings, beginning with Form 10-Q for the three and six-month periods ending June 30, 2009:

Operating Expenses Section of Income Statement

(In thousands, except per share amounts)	2008	2007	2006
Operating Expenses:
Marketing	41,218	36,165	34,452
Administrative	41,600	39,402	45,844
Research, development and technical services	34,437	31,457	29,637
Sale of land	(8,469)	—	—
Sale of product line	(9,929)	(4,190)	—
Goodwill impairment charge	—	3,467	—

	98,857	106,301	109,933

Operating Expenses MD&A Discussion

Operating expenses declined $7.4 million, or seven percent, between years. The following accounted for the decline:

(Dollars in millions)	Increase / (Decrease)
Gain on Sale of Systems Product Line (1)	$(9.9)
Gain on Sale of Land (1)	(8.5)
2007 Goodwill Impairment (1)	(3.5)
Deferred Compensation Expense	(2.0)
Consulting and Professional Fees	0.9
Transition Pension Expense	1.0
Foreign Currency Translation	1.0
Salaries	1.6
Provision for Bad Debts	2.0
Incentive-based Compensation	3.7
2007 Gain on Sale of Esters Product Line (1)	4.2
Other	2.1

Total	$(7.4)

(1) See the “Overview” section of this MD&A for an explanation of the noted item.

The reduction in deferred compensation expense reflected a large drop in the market values of mutual funds held for the deferred compensation plans, which was somewhat mitigated by a $14.46 per share increase in the price of Company common stock (see the ‘Critical Accounting Policies’ section of this management discussion and analysis for an explanation of the accounting treatment for the Company’s deferred compensation plans). Improved operating results drove the rise in incentive-based compensation, which includes stock-based pay, bonuses and profit sharing. The increase in bad debt expense reflected provision increases for specific customers and reserves for non-specific accounts. The increase in defined contribution transition pension expense was principally attributable to a Board of Directors-approved acceleration of a portion of discretionary Company contributions established to compensate certain employees for benefits lost when the Company froze its defined benefit plans in 2006 (consolidated pension transition expense was up $2.1 million between years; $1.1 million was allocated to cost of sales). The other category primarily comprises the culmination of smaller year-to-year variances for temporary help, agents’ commissions, travel and entertainment expenses and miscellaneous fringe benefits.

Note 1 – Summary of Significant Accounting Policies

Comprehensive Income, page 63

6.	Please revise your future filings to disclose reclassification adjustments to comprehensive income as described in paragraphs 18-20 of SFAS 130.

Response – The Company will include reclassification adjustments to comprehensive income in future Form 10-K filings, beginning with the year ending December 31, 2009.

Note 2 – Sales of Product Lines, page 66

7.	We note that in connection with your sale of select polyurethane systems product lines to Bayer on July 31, 2008, you will manufacture the products for Bayer during a transition period of up to two years. Please tell us supplementally and revise your disclosures in future filings to discuss the terms of the manufacturing agreement in order to support the appropriateness of recognizing the $9.9 million gain during the third quarter ended September 30, 2008. In addition, clarify the nature of the items sold to Bayer, the reason why there was no cost basis associated with the items sold and why there was no need to recognize any write-downs for related equipment or inventory.

Response – On July 31, 2008, the Company sold select polyurethane system product lines to Bayer MaterialScience LLC (Bayer) for $9.9 million of cash paid at the time of the sale. The sale contained no purchase price adjustments or contingencies. Contemporaneous with the sale of the polyurethane systems product lines, the Company entered into a separate manufacturing agreement to produce the sold products for Bayer for up to two years to allow Bayer time to transition the manufacture of the products to its own facilities. The manufacturing agreement contains no take-or-pay or minimum purchase requirements. Bayer may terminate the contract prior to the completion of the two-year term. The manufacturing agreement contains no provisions that in any way change or impact the product line sale or purchase price. The Company has no influence over Bayer’s operations or customers. The risk and rewards associated with the product lines were transferred to Bayer on July 31, 2008. Other than producing the products on Bayer’s behalf and at Bayer’s option as a contract manufacturer, the Company has no continuing involvement with the sold product lines. Therefore, the Company appropriately recognized the $9.9 million gain during the third quarter ended September 30, 2008

The items sold to Bayer were primarily Company-developed customer lists and product formulations. A three-year covenant not to compete was also included in the agreement to sell the product lines to Bayer. Because the customer lists and product formulations were Company-developed, there were no carrying costs for the items recorded on the Company’s statement of financial position. No write-downs in the values of manufacturing assets were required because the assets continue to be employed in the production of other Company products, the cash flows from which are sufficient to cover the remaining de minimus net book value of the assets. The Company had limited quantities of the divested products on-hand at the time of the product line sale. No write-down of inventory value was required because the book value of the remaining inventory was recovered when such inventory was sold.

Please see the following revised footnote disclosure regarding the sale of select Company polyurethane systems product lines to Bayer, which the Company will include in future filings, as applicable:

On July 31, 2008, the Company sold select polyurethane system product lines to Bayer MaterialScience LLC (Bayer). The product lines that were sold comprised products used as insulation materials for appliances, water heaters, doors, roofs, picnic coolers and other similar applications, and represented approximately $16,000,000 in Company annual net sales. The sale consisted primarily of Company-developed customer lists and product formulations related to the product lines. No manufacturing or other physical assets were included in the sale, and no personnel reductions were made. Manufacturing assets used in the production of the sold product lines will be utilized to produce other Company products. As consideration for the sale, the Company received $9,929,000 of cash, all of which was recorded as a pretax gain in the third quarter ended September 30, 2008. The gain was attributed to the polymer segment. In addition to the sale of the product lines, the Company and Bayer entered into a separate manufacturing agreement whereby the Company would produce the divested products on Bayer’s behalf and at Bayer’s option for a period of up to two years to allow Bayer time to transition the manufacture of the products to its own facilities. No take-or-pay or minimum purchase requirements were included in the agreement. Other than acting as a contract manufacturer for Bayer during the term of the manufacturing agreement, the Company has no continuing involvement with the divested product lines.

8.	We note that on April 30, 2007, you recognized a $4.2 million gain in connection with the sale of your specialty ester surfactant product line for the personal care market to The HallStar Company. Please tell us more about the $1.6 million provision for losses on the fulfillment of a manufacturing agreement associated with the product line.

Response – At the time the Company agreed to sell its specialty esters product line to The HallStar Company (HallStar), the Company also entered into a separate manufacturing agreement to produce the divested specialty esters products for HallStar for a one-year period ending April 30, 2008. The agreement was intended to provide HallStar sufficient time to transition the manufacture of the specialty ester products to its own facilities. No take-or-pay or minimum purchase requirements were included in the agreement, and other than acting as a contract manufacturer for HallStar during the term of the manufacturing agreement, the Company had no continuing involvement with the divested product line. The contract prices at which the Company agreed to transfer the specialty esters to HallStar covered raw material costs, but not all conversion costs, thereby resulting in losses to the Company. Furthermore, because of the obligation to stand ready to perform under the manufacturing agreement, the Company was not able to move forward with its plans to retire the assets and reduce its operating costs (labor and overhead) for the facility that produced the specialty esters until the agreement expired. Therefore, the Company considered the manufacturing agreement a loss sales contract at the time the manufacturing agreement was entered into based on the contract prices and estimated volumes.

Note 9 – Debt, page 70

9.	You disclose on the face of your balance sheet on page 53 and in your footnotes on page 71 that unrestricted retained earnings were $59.4 million as of December 31, 2008. Please revise your footnotes in future filings to explain how you determine the amount of net income to be allocated to restricted retained earnings for each reporting period and the reasons why a portion of your retained earnings are restricted. Please show us in your supplemental response what the revisions will look like.

Response – The unrestricted retained earnings reported by the Company is the amount of retained earnings that may be paid as dividends pursuant to the Company’s loan covenants. The Company will include an explanation of its restricted retained earnings in future filings, beginning with Form 10-Q for the three and six month periods ending June 30, 2009. Please see the response to Comment 10 for an example of the revision to be made in future filings, beginning with Form 10-Q for the three and six-month periods ending June 30, 2009.

10.	In future filings, please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements. If you, in fact, have material debt covenants and if it is reasonably likely that you will not be in compliance with any of these covenants, please expand your discussion of financial covenant compliance to also disclose the actual amounts/ratios as of each reporting date and show us in your supplemental response what the revision will look like. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please also consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response – Please see the following language to be included in the Company’s Liquidity and Financial Condition discussion of the MD&A in future filings, beginning with Form 10-Q for the three and six month periods ending June 30, 2009. We respectfully advise the Staff that the Company believes that it will be in compliance with its debt covenants, and, therefore, an expanded discussion that discloses the actual amounts/ratios is not warranted. Should the Company’s situation change in future reporting periods, an expanded discussion will be made in future filings.

The Company has material debt agreements that require the maintenance of minimum interest coverage and minimum net worth. These agreements also limit the incurrence of additional debt as well as the payment of dividends and repurchase of treasury shares. Testing for these agreements is based on the combined financial statements of the U.S. operations of Stepan Company and Stepan Canada Inc. (the “Restricted Group”). Under the most restrictive of these debt covenants:

1.	The Restricted Group must maintain a minimum interest coverage ratio, as defined within the agreements, of 2.0 to 1.0, for the preceding four calendar quarters.

2.	The Restricted Group must maintain net worth of at least $113.7 million.

3.	The Restricted Group must maintain a ratio of long-term debt to total capitalization, as defined in the agreements, not to exceed 55 percent.

4.	The Restricted Group may pay dividends and purchase treasury shares in amounts of up to $30.0 million plus 100 percent of net income and cash proceeds of stock option exercises, measured cumulatively beginning December 31, 2001. The maximum amount of dividends that could have been paid within this limitation is disclosed as unrestricted retained earnings on the Company’s balance sheet.

Exhibit Index, page 102

11.	Please note that generally no document on file with the Commission for more than five years may be incorporated by reference. We note that a number of the exhibits you are incorporating by reference appear to have been on file with the Commission for more than five years. In future filings, please update your exhibits accordingly. Please refer to Item 10(d) of Regulation S-K and Rule 12b-32 under the Securities Exchange Act of 1934, as amended.

Response – The Company will update the exhibit index in future filings, as appropriate, to comply with Item 10(d) of Regulation S-K.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

General

12.	Please address the above comments in your interim filings as well.

Response – The Company will incorporate the foregoing requests (i.e. Staff Comments 1 – 11) made by the Staff in future interim filings, as appropriate.

Condensed Consolidated Financial Statements

Note 2 – Noncontrolling Interests in Consolidated Financial Statements, page 5

13.	Please revise your future filings to provide a reconciliation at the beginning and the end of the period of the carrying amount of total equity, equity attributable to the parent, and equity attributable to the noncontrolling interest. Please show us in your supplemental response what the revisions will look like. As described in paragraph 38 (c) of SFAS 160, the reconciliation should separately disclose:

•	Net Income;

•	Transactions with owners acting in their capacity as owners, showing separately contributions from and distributions to owners; and

•	Each component of other comprehensive income

Response – Below is a reconciliation of total equity, Company equity and equity attributable to the noncontrolling interest. The Company chose not to make the disclosure in its Form 10-Q for the three month period ending March 31, 2009, because the total noncontrolling interest balance and the noncontrolling interest equity activity for the period were considered immaterial. The Company respectfully requests that it not disclose the reconciliation in its Form 10-Q until the noncontrolling interest and related equity activity become meaningfully significant.

(In thousands)	Total Equity	Stepan Company Equity	Noncontrolling Interest Equity
Balance at December 31, 2008	$209,233	$208,144	$1,089
Net Income	15,158	15,153	5
Dividends	(2,314)	(2,314)	—
Common Stock Purchases (1)	(1,463)	(1,463)	—
2008 Profit Sharing Distribution Settled in Company Stock	981	981
Defined Benefit Pension Adjustments	238	238	—
Translation Allowances	(6,166)	(6,163)	(3)
Other (2)	1,979	1,979	—

Balance at March 31, 2009	$217,646	$216,555	$1,091

(1)	Includes the value of Company shares purchased on the open market and the value of Company common shares tendered by employees to settle minimum statutory withholding taxes related to the receipt of performance awards.
(2)	Primarily comprises stock-based and deferred compensation activity.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A

Compensation Discussion and Analysis

Benchmarking Data, page 17

14.	We note that you utilize the Watson Wyatt Survey Report on Top Management Compensation and that you benchmark to those companies covered in the report that most closely match you. In future filings, please disclose the companies against which you benchmark the various elements of compensation paid as well as where actual payments fell within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why. See Item 402(b)(2)(xiv) of Regulation S-K.

Response – The Company will include the information the Staff has requested in its Definitive Proxy Statement on Schedule 14A, beginning with the next applicable filing.

Individual Performance Targets, page 21

15.	In future filings, please disclose the specific individual performance targets for each named executive officer. Please see Item 402(b)(2)(vii) of Regulation S-K.

Response – The Company will include the information the Staff has requested in its Definitive Proxy Statement on Schedule 14A, beginning with the next applicable filing.

********

As requested in your comment letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or comments, you may contact me at (847) 501-2164.

Sincerely,

James E. Hurlbutt

Vice President and Chief Financial Officer